Mr. John Hartz Senior Assistant Chief Accountant Securities and Exchange Commission Washington, D.C. 20549-0510
April 20, 2005

Re:	Johnson Controls, Inc. Comment letter dated April 1, 2005 Commission File No. 1-5097

Dear Mr. Hartz:

In response to the comment letter dated April 1, 2005 relating to Form 10-K for the year ended September 30, 2004, the following are our responses to comments (1) and (3). As recommended by your letter, Johnson Controls, Inc.’s (“the Company’s”) future filings will disclose the impact of equity swaps on earnings, if material, as noted in comment (2).

1. The Commission’s comment was as follows:

In future filings and in a letter to us, please quantify the amount of customer reimbursements recorded as a reduction of expense in the year ended September 30, 2004.

The Company believes that is has disclosed the total amount of customer engineering, research and development reimbursements that were recorded as a reduction of expense in footnote 15 to the Annual Report (page 46). Included in this footnote, the Company noted that approximately $370 million was reimbursed by customers in the year ended September 30, 2004. In future quarterly filings, the Company will quantify this amount.

3. The Commission’s comment was as follows:

We note that the CODM regularly reviews reports that include discrete financial information by line of business and region. We also note that certain of these businesses have managers. The reports you provided show these businesses to have widely disparate operating profit margins and revenue growth rates, a notion that runs counter to the aggregation criteria in paragraph 17 of SFAS 131. The data suggests that the following groups exceed the quantitative thresholds outlined in paragraph 18 of SFAS 131:

•	Controls Group

•	North America, Automotive Group – Seating and Interiors

•	Europe, Automotive Group – Seating and Interiors

•	Americas, Automotive Group – Batteries

•	Europe, Automotive Group – Batteries

Mr. John Hart
April 20, 2005

Please revise the Form 10-K and subsequent Forms 10-Q to provide SFAS 131 reportable segment disclosures for the five operating groups, or provide further explanation to us why aggregation is appropriate.

The company maintains the position that it only has two operating segments as defined in SFAS 131 and as such, the Company has not aggregated operating segment data in its segments presentation and the related aggregation criteria is not applicable. In support of our position, we will highlight the management structure and process of the business, the global and interdependent nature of our contracts, the commonality of our customers, and the technology and investment interdependencies across our product lines.

The Company believes it is important to discuss in depth the specific criteria and guidelines provided by SFAS 131 on this issue and our decision-making process in applying the criteria and guidelines.

SFAS 131, paragraph 10 defines an operating segment as a component of an enterprise:

(a)	That engages in business activities from which it may earn revenues and incur expenses,

(b)	For which discrete financial information is available, and

(c)	Whose operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance

Specific to criteria (b) and (c), it is important to understand that the CODM is one of several recipients of the reporting package provided to the Commission, and the package does not uniquely reflect or determine the CODM’s management practice. Detailed performance information is developed within the structure of the Groups. This information is regularly provided to various levels of management, up to and including the CODM and the Board of Directors. While the more detailed information is used to isolate positive and negative performance trends and focus improvement actions, the CODM does not use it to allocate resources or discretely assess performance. The CODM manages via his interaction with the organization structure summarized below. Discussions regarding resource allocation and performance assessment occur on a scheduled and ad-hoc basis with these two executives.

Within the Automotive segment for example, Mr. Wandell, is supported by a dedicated staff with global Automotive responsibility for all product lines. The Automotive leadership team comprises Vice Presidents of Finance, Purchasing, Human Resources, Strategic Planning,

Mr. John Hart
April 20, 2005

Legal, Marketing & Communication, Six Sigma, Best Business Practices and Product Planning. Performance expectations and progress communications with the CODM occur at the overall Automotive Group level. Regional and product line performance and communication are managed by the Segment leaders through various regional managers within the operating unit. The CODM does not directly manage at the regional or product line levels. Additionally, for both our Automotive and Controls Groups, the leadership team, consisting of segment management and their direct reports, incentive compensation is based on the performance of their respective segment.

As another illustrative example, Gregg Sherrill is an Automotive Group vice president with day-to-day responsibility for the worldwide automotive battery operations. SFAS 131, paragraph 14 states that “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment.” By definition, the Company believes Mr. Sherrill is not a segment manager, because his accountability and contacts relative to these functions are to Keith Wandell, President of the Automotive Group, and not to John Barth, CODM.

Identification of Operating Segments
With respect to identifying the proper operating segments, the Company believes it is important to look at the management practices versus just the reporting information. As a result, the Company believes the critical factor in defining an operating segment is criteria (c) as listed on page 2. Using an example based on the Commission’s response, the Company’s CODM does have regular visibility to the operating results of both the Seating and Interiors’ North American and European activities. However, he does not use these results to allocate resources and assess performance. We believe this is a critical difference in determining the appropriate operating segments.

There are a number of fundamental reasons why the organization structure above is appropriate and our CODM must make decisions about resource allocation and performance assessment at the Automotive Group level. Foremost among these reasons is the inherent, highly consolidated nature of the automotive industry. The vast majority of the Company’s Automotive Group customers are global manufacturers, and our company must provide these customers with global capabilities in order to remain competitive. As a result, the Company does not, and cannot prudently, make decisions about strategic deployment of resources in Seating and Interiors Europe, for example, without considering the resource needs in North America.

For example, the Company has been recently awarded automotive interiors business for:

[Redacted Information]

As a result, the Company allocates resources and assesses performance based on the overall penetration of these products within the automotive market and the overall return of investments in the Automotive Group.

Mr. John Hart
April 20, 2005

We would also like to highlight some additional examples which illustrate the nature of the automotive business, the interdependencies of the segment’s product lines and the reasons decisions about resource allocation and performance assessment are made at the integrated Automotive Group level:

[Redacted Information]

Because the Company’s Automotive Group and Controls Group represent its operating segments, as defined by paragraphs 10-15 of SFAS 131 and supported by the factors discussed above, the Company believes the aggregation criteria of paragraph 17 is not applicable.

In summary, the Company believes it also pertinent to analyze the appropriateness of its operating segments in light of SFAS 131’s stated objective. Paragraph 4 of that document states “The method the Board chose for determining what information to report (by segment) is referred to as the management approach. The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.” To that end, the Company believes that its current segmentation is consistent with the management and decision-making approach of the CODM and the overall leadership organization.

In addition, as requested by the Commission, the Company acknowledges the following representations:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Hart
April 20, 2005

In the event you require further clarification or wish to discuss this matter with us further we believe it would be mutually advantageous to arrange a meeting or teleconference to enable the Company to more fully explain the way the Automotive and Controls operating segments are managed. If there are any further comments or questions, please do not hesitate to contact me at (414) 524-1200.

Very truly yours,

JOHNSON CONTROLS, INC.

/s/ Stephen A. Roell

Stephen A. Roell
Executive Vice President and
Chief Financial Officer